EXHIBIT 99.3

Chunghwa Telecom announces its operating results for March 2015

Date of events: 2015/04/10

Contents:

1.	Date of occurrence of the event: 2015/04/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced its unaudited financial results for March 2015. For the first quarter, total consolidated revenue was NT$56.47 billion, operating income was NT$11.78 billion, pretax income was NT$12.55 billion and net income attributed to the parent company was NT$10.45 billion, all outperforming our first quarter guidance. EPS for the first quarter was NT$1.35, also showing growth on a year-over-year basis. This improvement mainly comes from ongoing expansion of mobile VAS revenue, slower decline in mobile voice revenue and growth in ICT project revenue as Chunghwa Telecom continues to strengthen its efforts along main business lines. Consolidated revenue for March 2015 was NT$18.06 billion, an increase of 3.5% compared to the corresponding period in 2014. Operating costs and expenses were NT$14.54 billion, an increase of 4.6% year-over-year. Operating income was NT$3.51 billion, a decrease of 0.9% year-over-year. Pretax income was NT$3.84 billion, an increase of 4.2% year-over-year. Net income attributable to stockholders of the parent company was NT$3.14 billion, a decrease of 0.7% year-over-year. EPS was NT$0.41. Mobile value-added service revenue increased by 19.5% due to the growth of mobile internet subscriber base and handset sales increased by 6.1% as well. The increase offset the 5.8% decrease in mobile voice resulting from VoIP substitution and market competition. Therefore, mobile communications business revenue increased by 5.5% year-over-year. Broadband access revenue and HiNet ISP revenue increased 1.0% and 1.5%, respectively. ICT revenue also increased year-over-year. For traditional fixed line services, local service revenue decreased by 9.2% due to mobile and VOIP substitution. Total operating costs and expenses were NT$14.54 billion, an increase of 4.6% year-over-year. The increase was mainly attributable to the higher costs of goods sold and amortization expense.

8.	Countermeasures: None

9.	Any other matters that need to be specified: None